Exhibit 3.48

STATE o/ DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE of FORMATION

First: The name of the limited l iability company is __________________________________________________________

Radio One Urban Network Holdings, LLC

Second: The address of its registered office in the State of Delaware is _______________ 2711 Centerville Road, Suite 400 in the City of Wilmington _______________________ Zip code 19808                     The name of its Registered agent at such address is Corporation Service Company

Third: (Use this paragraph only if the company is to have a specific effective date of dissolution: “The latest date on which the limited liability company is to dissolve is ___________________.”)

Fourth: (Insert an other matters the members determine to include herein.)

In Witness Whereof, the undersigned have executed thi s Certificate of Formation this 2nd day of December 2014